As filed with the Securities and Exchange Commission on March 14, 1997
                           Registration No. 333-21567

                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM S-8
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                  ENVIRONMENTAL REMEDIATION HOLDING CORPORATION
                    (Formerly Regional Air Group Corporation)

      Colorado                                              88-0218499
State of Incorporation                           IRS Employee Identification No.

               420 Jericho Turnpike, Suite 321, Jericho, NY 11753
                                 (516) 433-4730
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal place of business)

                           Donald F. Mintmire, Esquire
               265 Sunrise Avenue, Suite 204, Palm Beach, FL 33480
                                 (561) 832-5696
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                 STOCK COMPENSATION PLAN DATED DECEMBER 10, 1996
                            (Full Title of the Plan)

        Approximate Date of Proposed Sales: From Time to Time After This
                    Registration Statement Becomes Effective.

                         CALCULATION OF REGISTRATION FEE

Title of Each 1     Amount 2       Proposed 3     Proposed          Amount of
Class of            being          Maximum        Maximum           Registration
Security being      Registered     Offering       Aggregate         Fee
Registered                         Price/Per      Offering
                                   Share          Price/Share

Common Stock,       500,000        $1.25          $625,000          $189.39
Par Value $.0001


1 Shares  registered  pursuant  to this  registration  statement  available  for
issuance  as  of  March  14,  1997  under   Environmental   Remediation  Holding
Corporation Stock Compensation Plan.

2 Determined pursuant to Rule 457(h)

3 Estimated solely for the purpose of calculating the registration fee on the basis of the maximum number of securities issuable under the plan that are covered by the registration statement based upon the estimated value of the securities as set forth in the plan and pursuant to Rule 457(c).

                  ENVIRONMENTAL REMEDIATION HOLDING CORPORATION

                         500,000 Shares of Common Stock

PART I: Information required in the Section 10(a) Prospectus

                            ITEM 1: Plan Information

         The information required by Part I is included in documents sent or given to participants in the Environmental Remediation Holding Corporation (the "Company") Stock Compensation Plan pursuant to Rule 428(b)(1).

PART II: INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

                 ITEM 3: Incorporation of Documents by Reference

         The  following  documents,  which are on file with the  Securities  and
Exchange  Commission,   are  incorporated  in  this  Registration  Statement  by
reference:

         (a) the Registrant's: (i) latest annual report (Form 10-K dated December 31, 1995) filed pursuant to Section 13(a) or 15(d) of the Exchange Act;
(ii) Form 10-Q dated September 30, 1996; (iii) Form 8-K dated September 3, 1996; and (iv) Form S-8 dated September 5, 1996.

         (b) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual reports or the prospectus referred to in (a) above.

         All documents filed by the Registrant pursuant to Section 13(a), 14 and 15(d) of the Exchange Act prior to the filing of post-effective amendment which indicates that all shares offered hereby have been sold or which deregisters all shares then remaining unsold, shall be deemed to be incorporated in this

Registration Statement by reference and to be a part hereof from the date of filing of such documents.

                        Item 4: Description of Securities

         Not Applicable.

                 Item 5: Interests of Named Experts and Counsel

         Not Applicable.

                Item 6: Indemnification of Directors and Officers

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, in connection with securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   Item 7: Exemption from Registration Claims

         Not Applicable.

                                Item 8: Exhibits

         The Exhibit Index immediately preceding the exhibits is attached hereto and incorporated herein by reference.

                               Item 9: Undertaking

1.       The Registrant hereby undertakes:

         (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration; provided however, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, Florida, this 6 day of March, 1997.

                                   Environmental Remediation Holding Corporation

                                   By:      /s/ Sam L. Bass, Jr., CEO
                                            Sam L. Bass, Jr., CEO

                                   By:      /s/ Noreen Wilson, V.P.
                                            Noreen Wilson, Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                           TITLE                         DATE

/s/ James A. Griffin, Esq.          Secretary                 March 6, 1997
James A. Griffin, Esq.              and Director


/s/ Sam L. Bass, Jr.                CEO and Director          March 10, 1997
Sam L. Bass, Jr.


/s/ James Calendar                  Director                  March 11, 1997
James Calendar

                                  EXHIBIT INDEX









4.1 Form of Stock Compensation Plan for GFC Communications Corp., dated December 10, 1996.



5.3      Opinion of Mintmire & Associates.



24.1     Consent of Mintmire & Associates (contained in 5.3).

                                   EXHIBIT 4.1

                                      GFC
                              Communications Corp.

February 6, 1997

Mr. Samuel Bass
Chief Executive Officer
Environmental Remediation Holdings Corp.
111 Tubing Road
Broussard, LA 70363

RE: Engagement Letter and Fee Agreement for financial communication services.

Dear Sam,

This letter sets forth the agreement (the "Agreement") between Environmental Remediation Holdings Corp. (the "Company") and GFC Communications Corp. ("GFC"), concerning financial communication and related advisory services (hereafter being referred to as the "Services") rendered to the Company from December 15, 1996 and continuing through November 15, 1997 (twelve months).

When countersigned in the space provided below, this letter shall serve as our agreement, as follows:

1.       The Services

                  GFC shall provide shareholder and financial communication services to the Company, and to serve, when requested, as the Company liaison and spokesperson. Such services shall include but are not limited to the timely response, by fax, telephone or mail, to all inquiries related to the Company from shareholders, or other interested parties. Such response shall consist of written materials such as copies of public announcements, shareholder Due Diligence Packages, current corporate profile of the Company, and teleconferencing as necessary. Additionally, GFC agrees to make reasonable efforts to increase investor participation in the Company's securities by organizing and supervising the production of corporate advertising, and quarterly and annual financial reports to its shareholders (collectively, the "Services"), as approved by the Company.

                  With respect to providing the Services, GFC agrees to make itself available for reasonable amounts of time and upon reasonable notice, devote reasonable and good faith attention to the Company's other communications and public relations needs. Specific assignments, however, will be mutually agreed upon and may incur additional fees to the Company. It is understood that GFC does not perform investment advisory services and/or advise any person or entity to buy or sell the Company's stock, and that as a liaison between the Company and its shareholders, GFC only disseminates information as an intermediary on behalf of the Company.

2.       Compensation for the Services

                  In compensation for the Services, the Company agrees to pay GFC a base fee equal to Five Thousand Dollars ($5,000) per month ("Compensation"), due monthly in arrears, thirty (30) days following the effective date of this Agreement, and payable no later than fifteen
         (15) days following the close of each calendar month.

                  In addition, the Company shall reimburse GFC for reasonable out-of-pocket expenses in connection with GFC's Services to the Company, including but not limited to expenses related to telecommunication and travel; third-party advertising, consulting, and mail processing; postage and express mail; and related materials (according to, but not limited to, the Schedule of Standard Expenses, Item 14, below) within thirty (30) days upon GFC submitting to the Company an invoice itemizing such expenses. Interest on any overdue balance owed to GFC by the Company shall accrue at 1.5% per month.

                  Unless otherwise agreed and approved in writing between GFC and the Company, all such third party and out-of-pocket expenses exceeding $1800 per instance incurred by GFC in performing the Services under this Agreement and not covered by the Compensation shall be approved in writing by the Company in advance (See form "Addendum A," attached.). The Company has sixty (60) days from the date of invoice to contest any charges over $1,800 that it believes were not approved, after which time such charges shall be considered approved in writing.

                  At the Company's election, the Compensation may be paid in cash or in shares of the Company's common stock (the "Fee Shares"). In the event the Compensation contains Fee Shares, the Company shall agree to deposit a minimum of Three Hundred Thousand (300,000) in the name of GFC with a local branch of a national securities broker. At least once per month, GFC will send the Company a statement for fees and costs, with written notice to the brokerage firm of the dollar amount of such statement. Unless objection is made to GFC's bill, sufficient common stock of the Company, net of commission, shall then be sold forthwith at the prevailing market price to satisfy such statement.

                  In the course of GFC's representation of the Company, if all of the Fee Shares are sold, additional shares sufficient to cover projected fees and costs, in an amount contemporaneously agreed to by the parties, will again be placed with the brokerage firm, under the same terms and conditions as enumerated above. At the conclusion of GFC's representation of the Company, and the payment of all final fees and costs, any unused Fee Shares shall forthwith be returned to the Company.

         2b.      Expense Deposit

                  In consideration for the significant expense which may be incurred by GFC on behalf of the Company, upon exercise of this agreement, the Company agrees to pay GFC an Expense Deposit equal to Five Thousand Dollars ($5,000), due no later than ten (10) days following the effective date of this agreement. This amount will be applied to any amounts due to GFC upon termination of this agreement. GFC will return the remaining balance to the Company within thirty (30) days of termination.

3.       Other Transactions

                  GFC may, on its own accord and outside of the scope of the Services to be provided under this Agreement, choose to investigate possible acquisitions or merger candidates for the Company, or identify sources of financing for certain of the Company's lines of business (collectively, a "Business Opportunity"). GFC shall also be entitled to receive from the Company a "Transaction Fee," as a result of any transaction effected by the Company with a Business Opportunity introduced by GFC. A Business Opportunity shall include the merger, sale of assets, consolidation or other similar transaction or series or combination of transactions whereby the Company or its subsidiaries transfer to the other, or both transfer to a third entity or person, assets or any interest in its business in exchange for stock, assets, securities, cash or other valuable property or rights, or wherein they make a contribution of capital or services to a joint venture, commonly owned enterprise or venture with the other for purposes of future business operations and opportunities. To be a Business Opportunity covered by this section, the transaction must occur during the term of this Agreement, or during the period of one year after the expiration of this Agreement. In the event this paragraph shall apply, any Transaction Fee due shall be based upon the net value of the consideration, securities, property, business, assets or other value given, paid, transferred or contributed by, or to the Company, and shall be equal to five percent (5%) of the first One Million Dollars ($1,000,000) of such net value, four percent (4%) of the second One
         Million  Dollars  ($1,000,000),  three  percent  (3%) of the  third One
         Million  Dollars  ($1,000,000),  two  percent  (2%) of the  fourth  One
         Million Dollars ($1,000,000) and one percent (1%) of all of the remaining net value. Unless otherwise mutually agreed in writing prior to the closing of any Business Opportunity, the Transaction Fee shall be paid in cash at the closing of the transaction.

4.       Term

                  This Agreement shall be effective for a term of twelve (12) months. However, either party may terminate upon thirty (30) days prior written notice to the other. In the event of termination, all fees and charges owed by the Company to GFC up until the effective date of termination (including any unreimbursed expenses) will be paid to GFC within ten (10) days of the later of the effective termination date or the notice date. Interest on any overdue balance owed to GFC by the Company shall accrue at 1.5% per month.

5.       Reports

                  At the Company's request, GFC agrees to supply a report at least once a month, verbally or included in the billing invoice, on general activities and actions taken on behalf of the Company.

6.       Materials

                  The Company agrees to furnish any supplies and materials which GFC may need regarding the Company, its management, products, financial and business status and plans.

7.       Independent Contractor Status

                  GFC is acting as an independent contractor, and not as an employee or partner of the Company. As such, neither party has the authority to bind the other, nor make any unauthorized representations on the behalf of the other.

8.       Indemnification

                  The Company shall indemnify GFC and its officers and employees and hold them harmless for any acts, statements or decisions made by GFC in reliance upon information supplied to GFC by the Company, or in accordance with instructions from or acts, statements or decisions approved by the Company. This indemnity and hold harmless obligation shall include expenses and fees including attorneys fees incurred by GFC in connection with the defense of any act, suit or proceeding arising out of the foregoing.

9.       Confidential Information

                  GFC will use its best  efforts to  maintain  the  confidential nature of the proprietary or confidential information the Company entrusts to it through strict control of its distribution and use. Further, GFC will use its best efforts to guard against any loss to the Company through the failure of GFC or their agents to maintain the confidential nature of such information. "Proprietary" and "confidential information", for the purpose of this Agreement shall mean any and all information supplied to GFC which is not otherwise available to the public, including information which may be considered "inside information" within the meaning of the U.S. securities laws, rules and regulations. GFC acknowledges that its use of "inside information" to purchase or sell securities of Company, or its affiliates, or to transmit such information to any other party with a view to buy, sell or otherwise deal in the securities of Company or its affiliates is prohibited by law and would constitute a breach of this Agreement and, notwithstanding the provisions of this Agreement, will result in the immediate termination of the Agreement without penalty to the Company.

10.      Termination

                  This Agreement may be canceled by either party for any reason on thirty (30) days written notice. Upon termination of this Agreement the Company is to pay for all authorized work in progress. GFC shall transfer, assign and make available to the Company, or its representative, all property and materials in GFC's possession or control which belong to and were paid for by the Company.

11.      Option to Purchase Shares

                  In consideration for GFC entering into this Agreement, the Company hereby grants GFC immediately exercisable options to purchase up to Two Hundred Thousand (200,000) shares of its common stock, exercisable as follows (in U.S. dollars, and adjusted for stock splits).

                  Fifty Thousand (50,000) shares at two dollars ($2.00), Fifty Thousand (50,000) shares at three dollars ($3.00), Fifty Thousand (50,000) shares at four dollars ($4.00), and Fifty Thousand (50,000) shares at five dollars ($5.00) per share.

12.      Bonus

         n/a

13.      Registration of Shares

                  As soon as practicable following the execution of this Agreement, the Company will include the Option Shares and the Fee Shares, if any, in an appropriate Registration Statement to be filed with the Securities and Exchange Commission as soon as practicable following the execution hereof. In the event the compensation hereunder contains Fee Shares, GFC, at its sole discretion, may request that such shares may be issued prior to registration in reliance on exemptions from registration provided by Section 4(2) of the Securities Act of 1933 (the "Act"), Regulation D of the Act, and applicable state securities laws.

14.      Schedule of Standard Expenses

         The following sets forth the schedule of standard expenses for financial communications and public relations services between GFC Communications and the Company:

Description                                                              Cost

Facsimile Transmission (including long distance charges):             $0.60/page

First Class Mail, Standard letter/Press Release, including postage
  & materials:                                                         $0.60 ea.

Bulk Rate Mail, Standard Letter, including postage & materials:        $0.50 ea.

Two page fact sheet w/ Cover Letter, Custom Business Reply
  Card, including materials, First Class Mail:                         $1.25 ea.

Two page fact sheet w/ Cover Letter, Custom Business Reply
  Card, including materials, Bulk Rate Mail:                           $1.15 ea.

Bulk Rate Reply card return postage & processing:                      $0.60 ea.

Complete Investor Package (as supplied by Company),
  w/ Cover Letter, 2 day, U.S. Postal Service Priority Mail            $4.00 ea.

Express Mail (i.e., Federal Express Standard Overnight):  Standard Carrier Rates

Long Distance Calling and Teleconferencing Charges:       Standard Carrier Rates

These rates are subject to change due to an increase or decrease in third party vendor rates.

If the foregoing is agreeable, please indicate your approval by dating and signing below and returning an original copy to me.

Very truly yours,

GFC COMMUNICATIONS INC.


Signed: /s/ Geoffrey C. Plank
Geoffrey C. Plank
President
GFC Communications Corp.
250 S. Australian Ave. Ste. 1503
West Palm Beach, FL  33401

APPROVAL AND ACCEPTANCE

READ AND ACCEPTED this 6 day of Feb , 1997, with an effective date retroactive to the date services were first performed for the Company.

ENVIRONMENTAL REMEDIATION HOLDINGS CORP.

Signed: /s/ Noreen G. Wilson

Name:Noreen G. Wilson

Title: Vice President

Authorized agent for:
Environmental Remediation Holdings Corp.
111 Tubing Road
Broussard, LA 70363

                                   EXHIBIT 5.3

                              MINTMIRE & ASSOCIATES
                                ATTORNEYS AT LAW

                                                       265 SUNRISE AVENUE
                                                       SUITE 204
                                                       PALM BEACH, FLORIDA 33480
                                                       TEL: (561) 832-5696
                                                       FAX: (561) 659-5371

                                 March 13, 1997

Ms. Noreen Wilson
Environmental Remediation Holding Corporation
420 Jericho Turnpike, Suite 321
Jericho, NY  11753

RE: Environmental Remediation Holding Corporation
    S-8 Registration Statement

Dear Ms. Wilson:

Pursuant to your request, we have examined the Registration Statement on Form S-8 to be filed by you with the Securities and Exchange Commission on or about March 3, 1997, in connection with the registration under the Securities Act of 1933, as amended, of 500,000 shares of your Common Stock (exclusive of any securities associated therewith, the "Stock"), to be sold by you pursuant to your Environmental Remediation Holding Corporation Stock Purchase Plan dated December 10, 1996 (the "Purchase Plan").

As your counsel, we have examined the proceedings relating to and action taken by you in connection with the adoption of the Purchase Plan. It is our opinion that the 500,000 shares of stock that may be issued and sold by you pursuant to the Purchase Plan, when issued and sold in the manner provided in the Purchase Plan, will be validly issued, fully-paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to us in the Registration Statement and any amendments thereto. In providing this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Commission thereunder.

Very truly,

/s/ Donald F. Mintmire

Donald F. Mintmire

DFM/lrc

                                  EXHIBIT 24.1